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                                                             EXHIBIT 99.A.23


HERBALIFE BUY-OUT TRANSACTION TERMINATED
Non-recurring Charge to Be Recorded


LOS ANGELES--(BUSINESS WIRE)--April 13,2000--Herbalife International Inc. (Nasdaq:HERBA-news) reported today that its board of directors has formally terminated the agreement governing the previously announced buy-out transaction proposed by Company Founder, Chairman, President and Chief Executive Officer Mark Hughes.

In addition, the company indicated that it will record a non-recurring charge in its results of operations for the first quarter of 2000, reflecting the fees and expenses associated with the transaction. The company noted that the amount of such charge has not yet been finalized, but is estimated to be $8.5 million to $10.5 million.

All Herbalife stock that has been validly tendered and not withdrawn in response to the tender offer will be returned by the depositary to the tendering holders as soon as practicable.

Herbalife International Inc. markets nutritional, weight management and personal care products in 46 countries worldwide. Herbalife products are available only through a network of independent distributors who purchase the products directly from the company.